SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                       (Amendment No. 2)*



                    Vivid Technologies, Inc.
                        (Name of Issuer)

                  Common Stock, $.01 par value
                 (Title of Class of Securities)

                           928538 10 7
                         (CUSIP Number)



                        December 31, 1998
     (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        Rule 13d-1(b)
        Rule 13d-1(c)
      X Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 928538 10 7          13G       Page  2  of  6  Pages

1 Names of Reporting Persons/I.R.S. Identification Nos. of Above
  Persons (Entities Only)

     Charles T. O'Neill

2 Check the Appropriate Box if a Member of a Group (See Instructions)

                                        (a)  [_]
     N/A                                (b)  [_]

3 SEC Use Only


4 Citizenship or Place of Organization

     U.S.
              5   Sole Voting Power

 Number of           -0- shares
   Shares     6   Shared Voting Power
Beneficially
  Owned by           704,823 shares
    Each      7   Sole Dispositive Power
 Reporting
Person With          -0- shares
              8   Shared Dispositive Power

                     704,823 shares

9  Aggregate Amount Beneficially Owned by Each Reporting Person

      704,823 shares

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares
   (See Instructions)
                                         [_]
      N/A

11 Percent of Class Represented by Amount in Row (9)

      7.1%

12 Type of Reporting Person (See Instructions)

      IN

Item 1.

     (a)  Name of Issuer

          Vivid Technologies, Inc.

     (b)  Address of Issuer's Principal Executive Offices

          10E Commerce Way
          Woburn, Massachusetts  01801

Item 2.

     (a)  Name of Person Filing

          Charles T. O'Neill

     (b)  Address of Principal Business Office or, if None, Residence

          c/o O'Neill & Neylon
          950 Winter Street
          Waltham, Massachusetts  02451

     (c)  Citizenship

          U.S.

     (d)  Title of Class of Securities

          Common Stock, $.01 par value

     (e)  CUSIP Number

          928538  10  7

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

     Not applicable.

Item 4.  Ownership

     As of December 31, 1998, the undersigned was the "beneficial owner" (as defined in Rule 13d-3 of Regulation 13D-G under the Securities Exchange Act of 1934 (the "Exchange Act")) of over five percent of the outstanding shares of Common Stock of Vivid Technologies, Inc. The following information is provided as of December 31, 1998:

     (a)  Amount Beneficially Owned

          704,823 shares of Common Stock, comprised of (i) 237,500 shares held by the undersigned as Trustee of the Ellenbogen Family Irrevocable Trust of 1996; (ii) 296,899 shares held by the undersigned as Trustee of the S. David Ellenbogen 1996 Retained Annuity Trust; and (iii) 170,424 shares held by the undersigned as Trustee of the Jay A. Stein 1996 Retained Annuity Trust.

          The undersigned disclaims beneficial ownership of all of the above-described 704,823 shares. In accordance with Rule 13d-4 under the Exchange Act, the filing of this Schedule 13G shall not be construed as an admission that the undersigned is, for the purposes of
          Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the above-described 704,823 shares.

     (b)  Percent of Class

          7.1% of the outstanding shares of Common Stock

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote

               -0- shares

          (ii) shared power to vote or to direct the vote

               704,823 shares

          (iii) sole power to dispose or to direct the disposition of

               -0- shares

          (iv) shared power to dispose or to direct the disposition of

               704,823 shares

Item 5.  Ownership of Five Percent or Less of a Class

     Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

     As described above in Item 4.(a), the undersigned holds 704,823 shares of Common Stock as Trustee for the benefit of other persons who have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on by the Parent
Holding Company

     Not applicable.

Item 8.  Identification and Classification of Members of the Group

     Not applicable.

Item 9.  Notice of Dissolution of Group

     Not applicable.

Item 10.  Certification

     Not applicable.




                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              Date:     February 12, 1999


                              /s/  Charles T. O'Neill
                              Charles T. O'Neill, Trustee
                               Ellenbogen Family Irrevocable
                                Trust of 1996
                               S. David Ellenbogen 1996 Retained
                                Annuity Trust
                               Jay A. Stein 1996 Retained Annuity Trust